Montreal, Québec – July 28, 2021	TSX:NSR
(in U.S. dollars unless otherwise noted)	OTCQX:NSRXF
NOMAD ROYALTY COMPANY REPORTS Q2 RESULTS
AND DECLARES THIRD QUARTER 2021 DIVIDEND

“Nomad’s portfolio continues to show its strength with some significant developments at our key assets during the quarter,” stated Vincent Metcalfe, CEO of Nomad Royalty Company Ltd. (“Nomad” or the “Company”). “In particular, we expect strong growth over the coming years as the ramp-up at the Blyvoor gold mine continues to gain momentum and as Nevada Gold Mines moves towards the development of the Robertson property. We are also pleased to have announced the acquisition of a new royalty on the Caserones mine, located in Chile. Our cash flow focused portfolio continues to differentiate our company from the rest of its junior and intermediate royalty peers.”
Second Quarter Highlights:
•Quarterly deliveries of 2,577 gold equivalent ounces1 (“GEOs”) and GEOs1 sold of 2,577
•Gold ounces earned of 2,154 and silver ounces earned of 28,848
•Revenues of $4.6 million
•Net income of $0.3 million and adjusted net loss1 of $1.0 million
•Gross profit of $1.3 million
•Cash operating margin1 of $4.0 million representing 88% of revenue
•$25.4 million of cash as at June 30, 2021
•Amended the Mercedes and South Arturo Silver Stream and replaced the Gold Prepay Agreement by a gold stream on the Mercedes mine
•Completed a 10 for 1 consolidation of issued and outstanding common shares
•Completed the acquisition of an effective 0.28% net smelter return royalty on the producing Caserones copper mine in Chile
•Established an at-the-market equity program to issue and sell up to $50 million in common shares (no common shares issued and sold as of yet) and commenced a normal course issuer bid program (no common shares purchased for cancellation as of yet) to provide Nomad with additional tools and flexibility, as needed, to continue execute on its strategy
•Declared a quarterly dividend of CAD $0.05 per common share for a total amount of $2.3 million paid on July 15, 2021

1 Refer to the Non-IFRS measures section of this press release.

Declaration of dividends:
Nomad is also pleased to announce a quarterly dividend of C$0.05 per common share, payable on October 15, 2021 to Nomad's shareholders of record as of the close of business on September 30, 2021.

For shareholders residing in the United States, the dividend will be paid in U.S. dollars based on the daily exchange rate published by the Bank of Canada on September 30, 2021. The dividend has been designated by Nomad as an "eligible dividend" under the Income Tax Act (Canada).

Q2 2021:

By Category	Ounces earned	Ounces sold	Revenues ($000)
Gold (in kind)	1,934	1,934	3,432
Gold (cash received)	220	—	400
	2,154	1,934	3,832
Silver (in kind)	28,848	28,848	760
Total GEOs(1)	2,577	2,577	4,592

	GEOs earned(1)	GEOs sold(1)	Revenues ($000)	Cash costs(1) ($000)	Cash operating margin(1) ($000)
Bonikro Gold Stream	968	968	1,730	387	1,343
Mercedes Gold and Silver Stream	1,374	1,374	2,434	152	2,282
South Arturo Silver Stream	8	8	15	3	12
Blyvoor Gold Stream	7	7	13	4	9
RDM Gold Royalty	142	142	258	—	258
Moss Gold Royalty	78	78	142	—	142
Total	2,577	2,577	4,592	546	4,046
(1)     Refer to the Non-IFRS measures section of this press release.

Additionally, following the acquisition of the interest in Compania Minera Caserones (“CMC”) in May 2021, the Company estimates the gross dividend to be received in connection with CMC’s Q2 2021 activities to approximate $0.4 million, reflecting two months since the economic effective date. For further clarity, numbers related to CMC are not included in the tables above.

Q2 2020:

	GEOs earned(1)	GEOs sold(1)	Revenues ($000)	Cash costs(1) ($000)	Cash operating margin(1) ($000)
Premier Gold Prepay Loan	2,450	2,450	4,332	—	4,332
Bonikro Gold Stream - cash settled	322	322	425	—	425
Bonikro Gold Stream – in-kind delivery	407	243	428	97	331
Mercedes Gold and Silver Stream	134	135	222	44	178
South Arturo Silver Stream	12	12	20	4	16
Woodlawn Silver Stream	372	372	611	122	489
Total	3,697	3,534	6,038	267	5,771
(1)     Refer to the Non-IFRS measures section of this press release.
For the second quarter of 2021, revenue was sourced 100% from gold and silver. Management’s objective for the portfolio is to continue to maintain a focus on precious metals (primarily gold and silver) while seeking diversification by increasing the number of revenue sources within the portfolio. Geographically, revenue was sourced 62% from the Americas, 38% from Africa and 0% from Australia.
Share Capital:
On June 30, 2021 there were 56,655,818 common shares of Nomad outstanding. As at July 28, 2021, the Company had 56,655,818 common shares, 1,407,972 share options and 24,881,734 common share purchase warrants outstanding entitling the holders to purchase 2,488,174 common shares. The Company also had 209,879 restricted share units, 78,500 performance share units and 131,580 deferred share units outstanding. Pursuant to the deferred payment payable to Yamana Gold Inc. and based on the CAD $/US$ daily exchange rate published by the Bank of Canada on July 27, 2021, 13,976,240 common shares would be issuable should the conversion option be exercised on such date.
Non-IFRS Measures:
Nomad has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including gold equivalent ounces, gold ounces and gold equivalent ounces earned and sold attributable to Nomad, adjusted net income, cash operating margin, cash costs, cash costs per gold ounce sold and cash costs per silver ounce sold.
In addition to the non-IFRS performance measures described below, the Company's royalty and stream revenues are converted to GEOs by dividing revenues for a specific period by the average realized gold price per ounce for the gold stream revenues and by dividing revenues by the average gold price for the gold royalty revenues, for the respective period. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period.

Adjusted net income and adjusted net income per share are calculated by removing the effects of the non-cash cost of sales related to the gold prepay loan, the non-cash change in fair value of the conversion option for the Deferred Payment to the Yamana Gold Inc. and the non-cash change in fair value of gold prepay loan and the deferred income tax recovery related to stream interests subject to the RTO Transaction. The Company believes that, in addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.
Cash operating margin is calculated by subtracting the average cash cost of gold and silver on a per ounce basis from the average realized selling price of gold and silver on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.
Average cash cost of gold and silver on a per ounce basis is calculated by dividing the total cost of sales, less depletion and non-cash costs of sales related to the gold prepay loan, by the ounces sold. In addition to measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison with other streaming and royalty companies in the precious metals mining industry who present similar measures of performance.
These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Refer to the Non-IFRS and Other Measures section of the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2021.
QUALIFIED PERSON
Vincent Cardin-Tremblay, P. Geo., Vice President, Geology of Nomad Royalty is the “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects who has reviewed and approved the technical content of this news release.
CONTACT INFORMATION
For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD
Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 15 royalty and stream assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.
Nomad Royalty Company Ltd.
500-1275 ave. des Canadiens-de-Montréal
Montreal, Québec H3B 0G4                             nomadroyalty.com

FORWARD-LOOKING STATEMENTS
Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Nomad expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this press release include statements with respect to the amount of dividend to be received by the Company from CMC. Although Nomad believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include the impossibility to acquire royalties, streams and to fund precious metal streams, gold prices, Nomad’s royalty and stream interests, access to skilled consultants, results of mining operations, exploration and development activities for properties with respect to which Nomad holds a royalty or stream, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government or court approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations, market prices, continued availability of capital and financing and general economic, market or business conditions. Nomad cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. Nomad believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Nomad undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Nomad Royalty Company Ltd.
Consolidated balance sheets (unaudited)
(tabular amounts expressed in thousands of United States dollars)

	June 30, 2021	December 31, 2020
	$	$
Assets
Current assets
Cash	25,410	22,517
Amounts receivable	611	1,349
Gold prepay loan	—	6,920
Other assets	1,144	1,023
Total current assets	27,165	31,809
Non-current assets
Gold prepay loan	—	8,237
Royalty, stream and other interests	215,940	207,923
Investments in associate	23,767	—
Deferred income taxes	42,316	42,059
Total non-current assets	282,023	258,219
Total assets	309,188	290,028
Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,967	4,391
Deferred payment liability – host contract	9,367	—
Deferred payment liability – conversion option	1,899	—
Revolving credit	23,000	—
Total current liabilities	38,233	4,391
Non-current liabilities
Deferred payment liability – host contract	—	9,046
Deferred payment liability – conversion option	—	3,013
Total non-current liabilities	—	12,059
Total liabilities	38,233	16,450
Equity
Common shares	255,125	254,210
Warrants	3,156	2,838
Contributed surplus	3,751	3,091
Retained earnings	8,923	13,439
Total equity	270,955	273,578
Total liabilities and equity	309,188	290,028

Nomad Royalty Company Ltd.
Consolidated statements of income (loss) and comprehensive income (loss) (unaudited)
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
Revenue
Gold and silver sales	4,192	5,611	13,530	11,987
Other revenue	400	427	714	427
Total revenue	4,592	6,038	14,244	12,414
Cost of sales
Purchased cost of gold and silver	546	4,599	3,852	8,979
Depletion of royalty, stream and other interests	2,796	1,224	6,266	2,478
Total costs of sales	3,342	5,823	10,118	11,457
Gross profit	1,250	215	4,126	957
Other operating expenses (income)
General and administrative expenses	1,178	631	2,317	1,207
Project evaluation expenses	135	22	371	55
Share-based compensation	509	1,344	1,171	1,344
Change in fair value of gold prepay loan	(428)	(2,652)	690	(3,575)
Share of income of associate	(53)	—	(53)	—
Listing expenses	—	23,492	—	23,492
Total other operating expenses	1,341	22,837	4,496	22,523
Operating loss	(91)	(22,622)	(370)	(21,566)
Other income (expenses)
Change in fair value of conversion option	720	(4,984)	1,114	(4,984)
Finance costs	(513)	(84)	(916)	(84)
Foreign exchange income (loss)	75	(156)	67	(156)
Total other income (expenses)	282	(5,224)	265	(5,224)
Income (loss) before income taxes	191	(27,846)	(105)	(26,790)
Income tax recovery	69	35,111	108	35,111
Net income and comprehensive income	260	7,265	3	8,321
Net income per share
Basic	0.00	0.18	0.00	0.23
Diluted	0.00	0.18	0.00	0.23
Weighted average number of common shares outstanding
Basic (in thousands)	56,641	39,822	56,628	36,297
Diluted (in thousands)	56,892	39,822	56,887	36,297

Nomad Royalty Company Ltd.
Consolidated statements of cash flows (unaudited)
(tabular amounts expressed in thousands of United States dollars)

	Three months ended		Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
Operating activities
Net income for the period	260	7,265	3	8,321
Adjustments for:
Cost of sales related to gold prepay loan	—	4,332	1,522	8,274
Depletion of royalty, stream and other interests	2,796	1,224	6,266	2,478
Share-based compensation	509	1,344	1,171	1,344
Listing expense	—	22,390	—	22,390
Change in fair value of gold prepay loan	(428)	(2,652)	690	(3,575)
Change in fair value of conversion option	(720)	4,984	(1,114)	4,984
Share of income of associate	(53)	—	(53)	—
Deferred income tax recovery	(150)	(35,111)	(257)	(35,111)
Finance costs	260	56	499	56
Interest received	—	303	210	612
Changes in other assets and liabilities
Amounts receivable	180	(22)	738	(22)
Other assets	(196)	(470)	(224)	(170)
Accounts payable and accrued liabilities	(35)	1,170	(709)	796
Cash provided by operating activities	2,423	4,813	8,742	10,377
Investing activities
Cash acquired	—	3,149	—	3,149
Acquisition of gold prepay loan	—	—	—	(15,500)
Acquisition of royalty, stream and other interests	(3)	(10,000)	(1,194)	(10,000)
Acquisition of investments in associate	(23,087)	—	(23,087)	—
Cash used in investing activities	(23,090)	(6,851)	(24,281)	(22,351)
Financing activities
Proceeds on issuance of common shares	—	9,652	—	9,652
Revolving credit drawn	23,000	—	23,000	—
Share and warrant issue expenses	(7)	(614)	(15)	(614)
Exercise of share options	4	—	4	—
Financing fees	—	—	(85)	—
Dividends paid	(2,252)	—	(4,472)	—
Net parent investment	—	547	—	15,175
Net cash provided by financing activities	20,745	9,585	18,432	24,213
Net increase in cash	78	7,547	2,893	12,239
Cash at beginning of period	25,332	4,692	22,517	—
Cash at end of period	25,410	12,239	25,410	12,239